

From Customer to Investor, Get Equity in Your Favorite Body Care Brand!

Hey there,

We've officially launched our Community Fundraise on _Wefunder_ and have raised $50,000 so far!

We cordially invite you to be a part of this exciting opportunity. As one of our valued customers who has consistently shown trust and loyalty, you've played a pivotal role in our growth, and we believe you can also share in our continued success by becoming an investor in our brand.

Invest in Hanahana Beauty

This is your chance to join us on our journey as we expand and reach new heights. By becoming an investor, you can directly contribute to our mission of creating consciously clean skincare and body care products that are accessible, transparent, and sustainable.



We've Hit $50,000
Help Us Reach our
Next Milestone of
$100,000

BECOME AN HANAHANA INVESTOR